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SilverCrest Announces C$15 Million Bought Deal Financing

TSX-V: SIL | OTCQX: SVCMF	For Immediate Release

VANCOUVER, BC – April 26, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by PI Financial Corp. and Cormark Securities Inc., pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 7,143,000 common shares of the Company (“Shares”) at a price of C$2.10 per Share for aggregate gross proceeds to the Company of C$15.0 million (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of up to 6% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Underwriters’ Option.

The net proceeds of the Offering will be used for the Company’s continued exploration and drilling programs, to deliver an updated resource estimate and maiden Preliminary Economic Assessment for the Las Chispas Project, and for working capital purposes.

The Offering is scheduled to close on or about May 18, 2018 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX Venture Exchange.

The Offering is being made pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in a manner that does not require the Offering to be registered in the United States. The Offering may be also sold in such other jurisdictions as the Company and the Underwriters may agree.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the intended use of proceeds and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.